

July 17, 2013

Via E-mail
Ms. Donna Lehmann
Senior Vice President, Chief Financial Officer and Treasurer
Affinity Gaming
3755 Breakthrough Way, Suite 300
Las Vegas, NV 89135

> **Re: Affinity Gaming**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-54085**

Dear Ms. Lehmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1.   We note that you plan to restate your 2012 10-K and the 10-Q's filed during 2012. Please tell us when you plan to file the restatements.

3. Assets Held For Sale, page F-13

2.   Please provide us with a detailed analysis of the acquisitions and dispositions of assets and/or businesses during 2012. For each transaction, please tell us the purchase or sale price, the amount of cash paid or received, and the amount of noncash assets paid or received. Please also tell us how you determined the value of any noncash assets involved in these transactions. Additionally, please tell us whether you accounted for each transaction as a business combination or a sale or purchase of assets, and tell us how

you determined this was the appropriate accounting. Finally, please tell us how you accounted for any contingent liabilities, and if there are any potential remaining contingent liabilities.

Form 10-Q for the Quarter Ended March 31, 2013

13. Commitments and Contingencies, page 16

3.   In future filings, please revise your disclosure related to the judicial review in the suit brought by CCDC to quantify your estimate of the possible loss or range of loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief